Annaly Capital Management, Inc.
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

March 28, 2012

VIA EDGAR

Mr. Kevin Woody
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Annaly Capital Management, Inc.
Form 10-K for the Fiscal Year Ended
December 31, 2011
Filed February 28, 2012
Filed No. 001-13447

Dear Mr. Woody:

On behalf of Annaly Capital Management, Inc., set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated March 19, 2012, with respect to our Form 10-K for the fiscal year ended December 31, 2011.

Form 10-K for the year ended December 31, 2011

Mortgage Backed Securities, page 6

1.
We note your disclosure on page 6 that the age of mortgage loans is one of the factors that affect the rate at which mortgage prepayments occur.  In future Exchange Act reports, please provide information about the age of the mortgage loans underlying your mortgage-backed securities, or advise us why you believe loan seasoning data is not material.

Response

We have not provided statistics on loan seasoning because we do not believe those statistics alone provide investors with a meaningful measure to evaluate or predict mortgage prepayment rates.  As we discuss on page 6 of our Form 10-K, there are many factors that affect prepayment rates, including interest rate changes, general economic conditions, the age of the mortgage loan, the location of the property and other social and demographic conditions.  These factors, as well as others, affect prepayment speeds, and each factor will have a different impact at different points in time depending on the aggregate position of the portfolio, health of the overall housing market, credit conditions and the interest rate cycle. We believe that to highlight just one of those factors may be giving it undue emphasis as an indicator of the propensity of our portfolio of mortgage-backed securities to prepay, and potentially be misleading to an investor. Rather, we believe that the disclosure we provide, particularly the weighted average coupon rates (found in tables on page 50), is more meaningful. In addition, the interest rate scenarios provided in Item 7A quantify the effects of different interest rate environments and take into account the effects of changing prepayment speeds as rates rise and fall.

Interest Rate Risk Management, page 15

2.
We note your disclosure of the defined term “duration” on page 15.  Please advise us why “duration,” which appears to measure the impact on the market value of your assets that would be caused by a 1% change in interest rates, is expressed in years.

Response

Duration is a measurement of the price sensitivity of a bond to a change in interest rates. It is defined as “the weighted average time to full recovery of principal and interest payments.”  Frank K. Reilly, Investment Analysis and Portfolio Management, p. 517 (4th ed. 1994).  It is the amount of time it will take for the price of a bond to be repaid by its internal cash flows. In general, every bond’s duration gets shorter as it either pays a coupon or gets closer to maturity. A zero coupon bond, for example, has a duration equal to the time until its maturity, while a corporate bond will have a duration that is less than its maturity. A mortgage-backed security (or other security with optionality), will have another variable in its duration calculation because changes in interest rates also change the timing of cash flows due to the increased or decreased potential for prepayments.

In fixed income markets, duration is commonly expressed in years. For example, the price of a bond with an effective duration of two years will rise/fall two percent for every one percent decrease/increase in rates. The longer the duration, the greater the sensitivity to changes in interest rates. The expression of duration in years enables bonds of different type, coupon and maturity to be directly compared.

In future filings, we will clarify our disclosure and define duration by making reference to the fact that it is expressed as a unit of time.

Item 1A.  Risk Factors, page 17

3.
We note your disclosure related to the potential impact of federal loan modification programs.  In preparing future Exchange Act reports, please consider the requirements of Item 503(c) and Item 303 of Regulation S-K with respect to disclosure requirements regarding pending legislation.  The Commission has provided interpretive guidance with respect to assessing the disclosure requirements triggered by a known uncertainty, such as pending legislation or regulation, in Securities Act Release Nos. 33-6835 (May 18, 1989), 33-8350 (December 19, 2003), and 33-9106 (February 2, 2010).  If you determine disclosure is required based on the analytical framework discussed in these releases, please describe, to the extent reasonable practicable, the impact the legislation or regulation is reasonably likely to have your particular portfolio.

Response

The Company evaluated the potential impact of federal loan modification programs under the requirements of Item 303 and Item 503(c) of Regulation S-K.  The Company determined that these programs, while a known uncertainty relevant to the Company’s business, are not currently reasonably likely to have a material effect on the Company’s liquidity, capital resources or results of operations.  In evaluating the potential impact of these programs, the Company assessed their potential effects on the Company’s portfolio, including, for example, the Company’s expectation that it would always receive par on its investments and the mix of the Company’s Agency MBS that was purchased at a premium versus Agency MBS that was purchased at a discount.  The Company also believes these programs have not had a material impact on the Company’s liquidity, capital resources or results of operations to date.  With respect to Item 503(c) of Regulation S-K, the Company elected to provide some level of risk factor disclosure because the Company determined it was appropriate to alert investors of these programs, and the potential for future similar legislation, as a significant factor relevant to the Company’s business.  In future filings, the Company will continue to assess the significance of these programs as they evolve for purposes of both Item 503(c) and Item 303 of Regulation S-K, and make corresponding updates to its current disclosure as necessary.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

4.
We note your disclosure on page 41 regarding the declining trend in your net interest rate spread.  In future Exchange Act reports, please include an analysis of any trend in this significant performance measure.  Your analysis should include, when applicable, a discussion of market conditions or portfolio characteristics, such as the relationship between available asset yields on new investments and the yield on assets expected to be repaid, that you believe are reasonably likely to impact your future net interest rate spreads.

Response

In response to the Staff’s comment, in future filings, we will include an analysis of any significant trends in our net interest spread, including a discussion of market conditions or portfolio characteristics that we believe are reasonably likely to impact our future net interest rate spreads.

5.
We note your disclosure on page 54 regarding your repurchase agreement borrowings and your disclosure on page 14 regarding haircuts and excess capital cushions.  In future Exchange Act reports, please disclose your weighted average haircuts and excess capital cushions and address, if material, any trends related to the amounts of these lender protections.

Response

In response to the Staff’s comment, in future filings, we will include disclosure of our weighted average haircuts and excess capital cushions and address, if material, any trends related to the amounts of these lender protections.

6.
We note your disclosure in the risk factors and elsewhere about the possibility of lender margin calls.  In future Exchange Act reports, please provide additional disclosure regarding the mechanics by which your lenders can require a margin call, such as the objective nature of any valuation of collateral, whether the valuation is at the sole discretion of the lender, and the typical time period in which additional collateral must be provided.

Response

In response to the Staff’s comment, in future filings, we will include additional disclosure regarding the mechanics by which our lenders can require a margin call, such as the objective nature of any valuation of collateral, whether the valuation is at the sole discretion of the lender, and the typical time period in which additional collateral must be provided.

7.	Please provide us a schedule of any repo lenders that hold excess collateral in an amount in excess of 5% of your stockholder’s equity. We may have further comment.

Response

We constantly monitor the amount of excess collateral held by each of our repo counterparties and we have never had any unconsolidated counterparty hold excess collateral that amounts to more than 5% of the Company’s stockholders’ equity.

8.
We note your disclosure on page 54 regarding your typical debt-to-equity ratio, and that the actual (and current) ratio may vary depending on market conditions.  In future Exchange Act reports, to the extent your debt-to-equity ratio is outside this typical range, please provide a more detailed description of the specific factors you considered in determining your actual debt ratio.

Response

In response to the Staff’s comment, in future filings, to the extent our debt-to-equity ratio is outside the typical range, we will provide a more detailed description of the specific factors we considered in determining our actual debt ratio.

9.
We note your disclosure on page 54 of your weighted average pay rate on swaps.  In future Exchange Act reports, please discuss any material trends in your weighted average pay rate that you believe are reasonably likely to impact financial performance in future periods.

Response

In response to the Staff’s comment, in future filings, we will discuss any material trends in our weighted average pay rate that we believe are reasonably likely to impact financial performance in future periods.

10.
We note your disclosure of reverse repurchase agreements average daily amounts and period end amounts.  In future filings, please explain why there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end.  Additionally, please include a comparable table and explanations for your repurchase agreements.  Please provide us an example of your proposed disclosure.

Response

With respect to your comment on reverse repurchase agreements, we are reassessing the usefulness of the reverse repurchase agreement table to the users of the financial statements since the balances borrowed under reverse repurchase agreements account for less than 1% of our assets on a consolidated basis.

With respect to your comment on repurchase agreements, on page 46 of our 2011 Form 10-K, we provided a table captioned Average Interest-Bearing Liabilities which shows the variations between our average borrowings during a period compared to the amount at period end.

As discussed in our letter to you dated May 7, 2010, which was in response to your letter dated April 22, 2010, the amounts at a period end can be both above and below the average amounts for the quarter and year.  The amount of leverage an issuer has can fluctuate for a number of reasons.  We do not manage our portfolio to have a pre-designated amount of borrowings at quarter or year end.  These numbers will differ as we implement our portfolio management strategies and risk management strategies over changing market conditions.  It is for this reason that we believe it is more meaningful to disclose the average balances over the period and year, which we have disclosed since the inception of the Company.  We believe that this is true for our reverse repurchase agreements as well.

Financial Statements

Notes to Consolidated Financial Statements

1.  Organization and Significant Accounting Policies, page F-6

11.
It appears that you have one reportable business segment. On page F-17, you disclose that RCap invests, in part, for speculative purposes to achieve capital appreciation. Please tell us how you determined it is not necessary to present a reportable segment for speculative trading.

Response

While RCap does invest, in part, for speculative purposes to achieve capital appreciation, this activity does not meet the quantitative threshold for segment reporting  in ASC 280-10-50-12, Segment Reporting-Overall-Disclosure.  Further, due to the immaterial nature of the speculative investing in which RCap participates compared to the consolidated assets, revenues and net income of the Company as a whole, management does not believe additional information about the activity would be useful to the users of the financial statements at this time.  However, we continually reevaluate our segment reporting conclusions, which includes consideration of the quantitative measures in ASC 280-10-50-12 in addition to qualitative considerations, including whether the information about the segment would be useful to readers of the financial statements.  The Company will initiate segment reporting when, by virtue of this analysis, it becomes necessary under the provisions of ASC 280-10-50-12 or management determines it would be useful to readers of our consolidated financial statements to report our results by more than one segment.

Repurchase Agreements, page F-8

12.
We note you have entered into a significant amount of repurchase agreements.  Please advise us if any of your transactions are repurchase financings under ASC 860-10-40-42.  If so, please tell us your accounting policy for these transactions, whether they are accounted for as separate or linked and consider expanding your disclosure in future filings accordingly.

Response

The Company finances the acquisition of a significant portion of its Agency MBS with repurchase agreements.   None of the Company’s repurchase agreements are accounted for as components of linked transactions.  The Company examines each of the specified criteria in ASC 860-10-40-42 and ASC 860-10-40-44 at the inception of each transaction and has determined that each of the financings meet the specified criteria in this guidance.  As a result, the Company separately accounts for the financial assets and related repurchase financings in our consolidated financial statements.

In response to the Staff’s comment, in future filings, we will explain whether or not any of the Company’s repurchase agreements are accounted for as components of linked transactions.

7. Repurchase Agreements, page F-16

13.	Please tell us how your disclosure complies with Rule 4-08(m)(1)(ii)(A) of Regulation S-X.

Response

Rule 4-08(m)(1)(ii)(A) of Regulation S-X requires companies to segregate securities sold under repurchase agreements under different maturity segments.  We provide a variety of maturity segment detail in a number of places in our Form 10-K.  For example, Note 7 of our financial statements includes the following disclosure:

The Company had outstanding $84.1 billion and $65.5 billion of repurchase agreements with weighted average borrowing rates of 1.59% and 1.84%, after giving effect to the Company’s interest rate swaps, and weighted average remaining maturities of 103 days and 127 days as of December 31, 2011 and December 31, 2010, respectively.  Investment Securities and U.S. Treasury Securities pledged as collateral under these repurchase agreements and interest rate swaps had an estimated fair value of $91.3 billion at December 31, 2011 and $69.5 billion at December 31, 2010.

At December 31, 2011 and 2010, the repurchase agreements had the following remaining maturities:

	December 31, 2011	December 31, 2010
	(dollars in thousands)
1 day	$508,647	-
Within 30 days	33,780,070	$32,669,341
30 to 59 days	28,346,380	13,767,522
60 to 89 days	3,699,425	4,776,597
90 to 119 days	6,781,137	6,068,376
Over 120 days	10,982,226	8,251,701
Total	$84,097,885	$65,533,537

We disclose the weighted average rate for all repurchase agreements.  We also disclose the total market value, which is the same as carrying value, of securities pledged as collateral.  In the future, we will present the accrued interest pledged in total and the weighted average rate by maturity group, in addition to the weighted average rate on the entire portfolio.  Due to the reasons discussed below, further detail by maturity group is not practicable or relevant for our filings.

Consistent with Rule 4-08(m)(1)(ii)(B) of Regulation S-X, we do not include securities or other assets for which unrealized changes in market value are reported in current income or which have been obtained under reverse repurchase agreements.  All of the repurchase agreements RCap enters into would either be for securities for which unrealized changes in market value are reported in income, or securities obtained under reverse repurchase agreements.

 RCap enters into repurchase agreement financing primarily through Fixed Income Clearing Corporation (“FICC”) under the General Collateral Finance (“GCF”) Repo Services.  RCap is a netting member of FICC which enables RCap to trade general collateral finance repurchase agreements, based on rate, term and underlying product, throughout the day without requiring intra-day, trade for trade settlement on a delivery versus payment (“DVP”) basis.  GCF Repo participants can trade in generic “shell” CUSIPs all day and then, after the netting process at the end of the day, allocate specific securities to their net settlement obligations. This netting process occurs on a daily basis after a pre-determined trading cutoff.  The netting process combines each dealer’s new GCF activity eligible for settlement with the dealers carry-over activity to establish a single net receive or deliver for each generic shell CUSIP. Once the net receive or deliver has been established, a chain of simultaneous collateral and cash movements occur between FICC and the dealer(s).  All positions are reversed on the morning of the next business day prior to opening of securities Fedwire.  As such, FICC does not provide the detail necessary as to the allocation of the underlying collateral to be able to provided the information required by Rule 4-08(m)(1)(ii)(A) of Regulation S-X.

In addition, the Company has hedged its interest rate risk by entering into interest rate swaps with counterparties, which are the same counterparties from which the Company receives repurchase agreement financing.  In a number of cases, the Company has entered into netting agreements with these counterparties.  Under these netting agreements, counterparties evaluate their exposure to the Company as a whole and call for or return margin depending on changes in the market value of the collateral as a whole and the interest rate swaps.  Such counterparties do not provide the Company with the information necessary for the Company to provide the information required by Rule 4-08(m)(1)(ii)(A) of Regulation S-X.

*           *           *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Please send any additional concerns or questions regarding your letter dated March 19, 2012, to my attention at kfagan@annaly.com or feel free to call me at 212-696-0100.

Very truly yours,

/s/ Kathryn Fagan

Kathryn Fagan
Chief Financial Officer

cc:      R. Nicholas Singh, Esq.